Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001
TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 15, 2021

VIA EDGAR

Re: Bumble Inc.

       Registration Statement on Form S-1

       Filed January 15, 2021

       CIK No. 0001830043

Mitchell Austin, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on

Securities and Exchange Commission	2	January 15, 2021

January 6, 2021 (“Amendment No. 2”). The Registration Statement has been revised to reflect that it has been filed rather than confidentially submitted, to reflect the removal of the financial metrics from the cover of the prospectus included in the Registration Statement and to reflect certain other changes. In addition, Bumble has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Bumble understands that the Staff requires a reasonable amount of time for review.

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

cc: Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello